Filed by CM Life Sciences III Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CM Life Sciences III Inc.

Commission File No.: 001-40312

Date: September 13, 2021

EQRx

September 9, 2021

01:15 PM EDT

Jessica Chutter:	Good afternoon. This is Jessica Chutter from Morgan Stanley Investment Banking. Before we jump into this fireside chat with EQRx, I’d just like to read a legal statement. This webcast is not for the members of the press. If you are a member of the press, disconnect and reach out separately. For important disclosures, please see the Morgan Stanley Research Disclosure website at www.morganstanley.com/researchdisclosures. And if you have any questions, please reach out to your Morgan Stanley sales representative. Thanks very much.

Okay, so I would like to welcome the senior management from EQRx to our fireside chat. We have Alexis, Executive Chairman, Melanie, Chief Executive Officer, and Jami, Chief Financial Officer. So maybe I’ll just start off. Innovative medicines at radically lower prices. Perhaps for people who aren’t familiar with EQRx, it would be great to hear about your unique mission and vision for the company.

Alexis Borisy:	Jessica, thank you for inviting us to be here. And we really appreciate the opportunity. You captured it in a nutshell, if you will. Our mission is to improve the health for all with great, innovative new medicines at radically lower prices, such that all can be better. And we think that this is something that the time is now that this is doable from what has become possible in our industry. And that if it is doable, we see it as an enormous business opportunity and an imperative for it to be done.

Jessica Chutter:	Alexis, why is this a special moment in time? Because I think obviously, this has been attempted before. I think people really understand the cost burden on society, so would love to hear your perspective on that.

Alexis Borisy:	Yeah, you know, it was something as Melanie and I, when we were first kicking around the ideas that became EQRx, it was one of these moments where we really realized, and we were looking at each other, you can actually do this now and it is an enormous scale of opportunity. And as with many things, a lot of things had to change or evolve to the point where this is something that you can do today. And it’s both on our understanding of biology and disease. Our skills where what as an industry we have called before drug discovery, can now effectively become drug engineering. How you can think about truly modern development and the efficiency that you can drive through if you’re building that purpose build from scale. And, business model innovation of where we have gotten to as an industry and how you can think about the delivery side of these drugs in partnerships with payor systems, with healthcare systems, in a fundamentally different way. And if you put all of those pieces together, you realize that today you can both engineer the drug, develop the drug, and commercialize the drug with a cost basis that is radically lower on a risk adjusted basis than where we have been as an industry. And therefore, you want to be able to delight your customers with radically lower prices while still building a highly profitable and scaled business opportunity.

I just want to emphasize that point which is, it is these multiple pieces across the engineering of drugs, the development of drugs, and the business model innovation that all come together to make this type of opportunity doable today. And that to do it, and it’s something we’ve been doing very much from the beginning at EQRx, you have to build it at massive scale to be able to do that business model innovation.

Jessica Chutter:	Great. Well thanks very much for that, Alexis. And I mean obviously, you’re going to be affecting a complete paradigm shift here. I mean how have you -- and you’ve got a lot of constituents involved here. How are you thinking about how traditional pharma may react to your approach in this current environment?

Melanie Nallicheri:	Jessica, this is an interesting question to ask and it’s always dangerous to speculate, So I would say we probably shouldn’t speculate. But one of the things that I would put out there that’s really important is that many of the leaders of large biotech companies, small biotech companies, pharma companies, we’ve known them, we’ve been friends with them, we’ve worked with them over decades. And many people will say, and have said to us in one-on-one conversations, I’m so glad that someone is actually taking the plunge and was bold enough to do this. It may be difficult for them to change what they are doing. It’s very difficult if you have a business model that works in a certain way if you have an organization of 100,000 or 200,000 employees. But we had the opportunity to start from scratch and build something from scratch, to build it at scale as Alexis just said, and focus on efficiency from the get-go and build a team that not only deeply understands the drug development and the discovery engineering part of our business, but equally understands the payor side, how the economics in our value chain, a black box, how that really works. And so what we believe is going to happen is that in some areas, yes, of course we will be competing. But in other places, we will be working together because some of those same friends have said they want to use our PD-L1 or our EGFR inhibitor in combination with one of their drugs. We bring a much-needed relief to a balloon that’s about to pop, at least if you look at the political stage. And so we believe that we have a lot more friends out there than perhaps one might think.

Jessica Chutter:	Great. Well, you mentioned scale, and obviously a couple of weeks ago you announced a De-SPAC situation with CM Life Sciences for approximately $1.8 billion in capital. Perhaps you’d like to touch on why you pursued the SPAC route, the combination with this specific SPAC, and then just the quantum of capital that you’re bringing in.

Jami Rubin:	Sure, I can take that, Jessica. We considered a number of different financing alternatives for the company. As you know, we’ve already raised about $800 million to get the company up and running and to build out our portfolio. But what we’re really trying to do is build a company at scale. And when you consider the different options for financing, the SPAC option provided the greatest amount of scale available. We could not have raised the amount of capital that we expect to raise with this SPAC PIPE in any other type of forum. Certainly not private. Certainly not a traditional IPO. And with this SPAC, we upsized our PIPE to $1.2 billion, the SPAC contains $550 million, so $1.8 billion in one fell swoop is really exciting for us.

And number two, we’re really excited to partner with CM Life Sciences. Both Keith Meister and Eli Casdin are industry veterans. They know our company really well. They know the industry really well. So it’s a great opportunity to partner with them. And lastly, this really does take financing off the table for many years and we can really just now focus on executing on our business. So that’s the reason why we chose the SPAC route.

Jessica Chutter:	Great, thanks very much for that, Jami. So I understand right now you’ve got a portfolio of 10 programs approximately, ambitions to double this at least in the next year. Perhaps you can, again, touch on your strategy with respect to the development of your portfolio. I love the term engineering collaborations which you’ve obviously announced a couple. Just kind of, again, give us the sense of the portfolio itself and the vision in terms of how it’s being built.

Melanie Nallicheri:	What’s important for us when we’re thinking about an EQRx medicine, first and foremost is that we have the conviction that the medicine that we’re developing can be equally good or better as other drugs in their class. Whether that’s a class that already exists today as in their launched drugs currently being used by patients, or whether those are drug classes that we will see emerge in the future that may be the multibillion-dollar drug classes of the future that will be important in the treatment of different indications. So that very simple statement of equally good or better is actually very meaningful to us. Because what it means is that both from an efficacy point of view and from a tolerability profile, we absolutely need to be certain that we can cross that threshold. Because it’s only -- it only makes sense to have a conversation about offering an affordable option, a lower cost option, if you’re saying here is this great medicine that literally can stand on its own two feet, that physicians would want to use as an option in the regimen of treating their patients just because of what it looks like. If you then make it more affordable, you have a really winning value proposition. We would never want anybody to make a tradeoff and say, well yeah, it is radically lower cost, but it’s also not as good. We would not pursue that. So that’s a really important sort of macro perspective on our portfolio and how we’re building the portfolio.

Now, where can we have the greatest impact? We can have the greatest impact in those classes where we see very large numbers of patients and very high cost. Meaning we can truly have that effect, as Alexis said at the beginning. Our mission is to make it financially sustainable for health systems and for payors to access those innovative medicines. The greatest impact can be had in the categories that are the largest, whether those are large categories today or large categories of the future. So oncology and immunoinflammatory are two of the largest and they are about roughly $150 billion each. So what we’ve tried to construct, Jessica, with the portfolio that we have today, these 10 represent spend of about $100 billion. And as we’re thinking about adding to that, and doubling that portfolio, we want to double the amount of spend that we can affect for payors, health systems and patients around the world.

Jessica Chutter:	Great. And perhaps you can touch on -- you’ve got some very advanced products in your portfolio in the oncology space with aumolertinib and sugemalimab. Perhaps you can again use the characterization, Melanie, that you just relayed in terms of their clinical profile and then your plans for these products.

Melanie Nallicheri:	Yeah, let me take -- and by the way, Jessica, if you want to say it in the simplest way, we often just say aumo and suge, because many of our own team members struggle with the name. So aumolertinib is a third generation EGFR inhibitor for the treatment of non-small cell lung cancer. We shared data from the Phase 3 trial in the first line setting at ASCO and we showed that we had progression free survival of 19.3 months compared to 9 months with gefitinib. And a hazard ratio of 0.46. That makes it, this is a great illustration of what I was describing, from an efficacy point of view, that is a great drug. Now, what’s even more exciting is when you look at it from the patient point of view. A patient will assume that the oncologist will have made the best decision for their cancer. But what the patient experiences every day is the side effects that they’re living with or not living with. What’s so exciting about aumolertinib is that on rash and diarrhea, two of the side effects that we know of, they are significantly lower than what we have seen with the EGFR inhibitors. And so we feel that that’s an exciting option. In fact, oncologists talked about this to us on social media. This is a great option for patients and that makes us so excited about this medicine in the first li?ne setting should it be approved.

And so that’s aumolertinib.

Sugemalimab, our PD-L1, we’ve only talked about topline -- well, we’ve talked about our Stage 4 results last year at ASMO Asia. We’re actually going to talk about some of our results at World Lung which just started, as well as at ASMO this month. But what’s so exciting about sugemalimab is it’s a PD-L1 that is being studied both in Stage 4 non-small cell lung cancer and in Stage 3 non-small cell lung cancer. It covers multiple patient histologies, so different types of patients. Squamous, non-squamous. It also covers both in a Stage 3 setting, the concomitant or concurrent administration of chemoradiotherapy and the sequential administration of sugemalimab with chemoradiotherapy. That makes it a first. That doesn’t exist today. There’s no option for patients. And so, if you just look at that, lung cancer being 50% of the immunotherapy market, it has a breadth of use that we think is incredibly compelling and we are really excited about what this can do for patients, and also the ease of use from an oncologist perspective.

Jessica Chutter:	That’s great. And so, if we think about your motto in terms of innovation medicines, I mean clearly, that’s represented here in terms of what you’ve characterized. How do we think about a radically lower prices in terms of how you’re going to fit that into your system if you will?

Melanie Nallicheri:	Radically lower prices for us means that we can have significant impact to those that we partner with as we said. And so, without putting the specific pricing out there, what does radically mean? Radically means 50%, 60%, 70%. I don’t want to say today, here is what the pricing is, and we’re not at that point yet. But what it certainly isn’t is just a few percentage points below where the incumbents are. That just doesn’t move the needle. And if what I just described, if you now apply that to 10 medicines representing $100 billion in sales, or to 20 representing $200 billion, that’s the kind of impact that we’re talking about. That is true scale and that is truly meaningful to those that want to partner with us.

Jessica Chutter:	Great. Well maybe that’s a good segue in terms of your concept of the global buyers’ club in terms of how that will be working with respect to the various constituents.

Melanie Nallicheri:	So first of all, we -- this is a very respectful term, the global buyers’ club, I just want to first start out with that. Certainly, a new term. What we’re trying to say is this is a new type of partnership. Because when you look at where the industry has been, it’s definitely sort of a push and pull, right? There’s the -- here’s a great medicine, so you have to want to have that as an option for patients for members if you are a payor. But if you are a payor, you also don’t want to pay these high prices. And so, manufacturers and payors have certainly not been on the same page. There’s sort of no alignment of the incentives where both side win in the same way.

So the way we think about this is, can we, and that’s part of why we’re saying we’re new pharma, can we create a model where everybody wins if we put that model in play? And so the way we are thinking about is, if we see more use of an EQRx medicine, payors will end up saving more. That’s good for them. More patients have the ability to get access, which today we have a model that largely works on let’s limit access or only provide access when needed. And so the model we are thinking about is, everybody wins if we see more use of an EQRx medicine. That is only possible though if you have a truly trusted relationship and a relationship that’s based on a certain amount of transparency. So we are very open with our partners about how we came up with the economics and what we’re going to do next and what we think should be in our pipeline and where we believe we have the greatest impact. And we give them the opportunity to weight into that. That is a fundamentally different relationship than what we’ve seen in our industries. And in fact, I would say you probably see it any industry gathering, probably including at this conference. Typically, if we were all in-person, the payor people go to the payor cocktail parties and the life sciences people go to the life sciences cocktail parties. And normally we don’t really mix.

Jessica Chutter:	Absolutely. And how does the physician factor into all of this? Obviously, you’re going to have nontraditional means of marketing to the physicians or having communications with the physicians.

Melanie Nallicheri:	Two things. And I invite my colleagues to add. Of course, the physician is absolutely central and fundamental here. We believe that if we have really compelling data in the way that I described it before, of course we’re going to be publishing, we’re going to be at conferences, we’re going to interact with our champions. If you just look at our mission advisory board, that’s a who’s who in our industry and they amongst themselves have hundreds of INDs and tens of drug approvals to their names. The physician of course is really important here in being the ultimate arbiter, if you will, on the clinical evidence and the prescriber. What we don’t want to do is, we don’t want to have the traditional push model where we have 1,000 sales people running around the United States. We don’t believe that that’s necessary with our model and we ultimately believe that everybody will end up being better off if we don’t do it that way and if it’s more a full model.

Alexis Borisy:	You won’t see us running advertisements in the middle of the Super Bowl.

Jessica Chutter:	Good, that’s a very expensive slot, I don’t think so. Great. Maybe coming back to the sourcing of your drugs, you’ve got a number of great relationships here. You’ve sourced a number of your drugs from China. Maybe you can just speak to that. And obviously, in China itself there’s a lot of very interesting aspects going on in terms of price regulation, etc. Do you feel that some of those companies may be able to replicate what you’re doing or be driving to lower prices as you are?

Alexis Borisy:	Yeah, maybe a couple of things like saying in. Back again when -- so aumolertinib and sugemalimab, obviously we didn’t engineer those or discover them. They wouldn’t be pre-registrational assets because we’ve only been around not even for two years yet as it comes in. Actually, going back to when Melanie and I started the company, we’ve often said we’re substantially ahead of schedule because we were very delighted and pleased to be able to identify and partner in such high-quality programs such as aumolertinib and sugemalimab.

Sugemalimab as you said, this was a drug that was discovered, engineered using American technology, developed mostly in China, but has breakthrough therapy designation from the FDA for a rare type of lymphoma. Has had trials in multiple geographies to date. Same thing for aumolertinib. We’ve also brought in, if you look at our program, lerociclib which comes from G1 Therapeutics, which is a classic American biotech company founded by Kwok Wong and Ned Sharpless. We source from multiple places.

Beyond that thought, as you pointed out with some of our engineering collaborations, those engineering collaborations are with some of the best of breed cutting edge technologists period that are out there for drug engineering capability. And whether that’s Exsientia in the United Kingdom, Relay Therapeutics in the Cambridge, Massachusetts ecosystem, AbCellera from Canada. And you will see us announce more of these just absolutely best of breed technology platform drug engineering companies. Of course, you’ll also see we’ll do additional deals from entities in China and from elsewhere in the world.

I want to sort of underscore a point. People sometimes say, okay, wait a second, can you really create these drugs that meet that bar that Melanie was just describing? And the answer is, 100% yes, and it’s empirically proven at this point. And the reality is that you can do that reliably today. That’s what makes a drug engineering. When we understand the biological target and we understand its biophysics and its biochemistry and its pharmacology, you can create an equally as good or better medicine and for $15 million in couple of years and have that program ready to be tested in the clinic. What is possible today is, not for every circumstance, but for many circumstances, radically different than what it was when I first got into this industry. Frankly, it’s the stuff we thought was science fiction even just 10 years ago that is possible to be done today.

So we sort of chuckle when sometimes people say, can you do this? Can you engineer these drugs, can you assemble this portfolio? Yes. And actually, I don’t mean this to say it’s easy, because it’s not. An enormous amount of incredibly technology and skill and expertise goes into doing it. But that’s not the hard part of building EQRx. That is the part that we’ve already demonstrated and we will continue to demonstrate is very doable. The hard part is the changing on the business model side, a large part of what you and Melanie where just talking about. And you know it’s hard because on the couple of times that people in this industry have tried to compete on price before as single one-off examples, they were disastrous. Which is one of the reasons why you have to build the company at scale, which is why we have 10 programs in the portfolio now, we said we’ll have 22 by the end of 2022, even when we’re only a 3-year company. And why Jami said doing the SPAC and PIPE and de-SPAC’ing the company was the right strategic move to be building the company up at scale.

And because that’s hard, Jessica, you asked the question, you said, well, okay, well if this is doable, can some other technology company go do this? There’s a new breed of these technology platforms that are launching that are just incredibly impressive, and again, you’ll see us do partnerships with some of them. What about just sort of more broadly from China as well as they get the pressure to be more global enterprises? As you said, as the reimbursement within China and the NRDL gets sort of ever tighter on that. So how do you build these deep strategic partnerships with the payor systems? That level of trust, how do you figure this out? That is not easy. That is the business model innovation that we’re doing. Some people debate, are we going to be successful or not? That’s -- if we get that right, then we will be successful.

It is also probably something that is not at all easily replicable. Because we can tell you, it’s not easy to build. In fact, everybody that looks at it says, oh, are you going to be able to succeed at what you’re doing? It is new, it is different than the way that our industry has worked. We think the time is clearly right. We know we can bring the portfolio to equally as good or better drugs at massive scale. We can put that value proposition out there. And the question is, can we deliver it successfully?

Jessica Chutter:	And Alexis, I guess on that front, and we’ve got 2 minutes left here, in terms of the scale that you just focused on and as you mentioned the payor systems, I’m not sure exactly when you’re going to start commercializing your products, but how should we think about the next year, 3 or 5 years in terms of the metrics that you’re comfortable talking about to think about the fact that this business plan is succeeding? I mean what kind of goals have you set out for yourselves?

Alexis Borisy:	Jami, do you want to take that one?

Jami Rubin:	Yeah, sure, I’ll take it. Jessica, right now today, we have 2 late-stage assets that are pre-registrational. Our plan is to file those drugs, aumolertinib and sugemalimab, in the second half of 2022. And to file them on a global basis, so we’re not just talking to the FDA, we’re talking to MHRA, we’re talking to EMA. And our hope is to launch those products in the 2023 to 2025 time period. Today, at the same time, we still have another 8 products. We talked a lot about the 2, but we have another 8, 5 of those 10 products we have disclosed, and we’re building relationships with the global buyers’ club.

The next really important space for our company is going to be the 2022-2028 time period. That’s when we expect to deliver on our business model and that’s when we expect to launch our products. That’s when we expect to continue to build our pipeline and to continue to announce commercial agreements with the global buyers’ club and payers in the US, outside the US. And then longer term, later in this decade, we expect to have our marketplace fully established.

We haven’t talked much today about the flywheel notion, but that’s what we’re creating. This flywheel where we expect to have a very deep and diversified pipeline of assets. We’ve already talked about that. And throwing those assets into the global buyers’ club, into these master product agreements with our payors and providers. And that’s, again, when we expect the flywheel to be fully in motion. And we think that that can happen by the end, towards the end of this decade. But those are sort of the 3 different stages of growth that we see for our company.

Jessica Chutter:	Great. Well look, I look forward to obviously having discussions before next year, but I think in terms of really understanding kind of how, and I’m sure there’s going to be a lot of progress that you’ll be speaking to next year when we meet in this forum. So all the best to you, all the best to closing the de-SPAC situation so you can get going. And really, all the best, because I think you’re going to be very impactful here for people’s lives. Thank you.

Melanie Nallicheri:	Thank you so much for having us.

Jami Rubin:	Thank you so much, Jessica.

Alexis Borisy:	Thank you, Jessica.

Jessica Chutter:	Thank you.

Disclaimers

Cautionary Statement Regarding Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between EQRx and CM Life Sciences III Inc., including express or implied statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the expected cash proceeds from the transaction, the expected continued listing on Nasdaq, EQRx’s ability to accelerate growth and expand access to innovative medicines, EQRx’s ability to obtain FDA and other approvals of any product candidates in its pipeline, ability to expand its pipeline, and execute on its business strategy with payers, as well as other statements regarding plans and market opportunities of EQRx. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the risk that the transaction may not be completed by CM Life Sciences III’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CM Life Sciences III, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CM Life Sciences III, the satisfaction of the minimum trust account amount following redemptions by CM Life Sciences III’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third-party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on EQRx’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of EQRx and potential difficulties in EQRx employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against CM Life Sciences III or EQRx related to the merger agreement or the transaction, (x) the ability to maintain the listing of CM Life Sciences III’s securities on a national securities exchange, (xi) changes in the competitive and highly regulated industries in which EQRx operates, variations in operating performance across competitors, changes in laws and regulations affecting EQRx’s business and changes in the combined capital structure, (xii) risks associated with EQRX’s ability to implement its business plans, including risks associated with its growth strategy, obtaining regulatory approvals, and creating a global payer network, and other risks associating with its plans to create a new kind of pharmaceutical company, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare and biopharmaceutical industries, (xiv) the size and growth of the markets in which EQRx operates and its ability to offer innovative medicines at reduced prices, and (xv) EQRx’s ability to operate as a public company. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of CM Life Sciences III’s registration statement on Form S-1 (File No. 333-253475), the proxy statement/prospectus included in the registration statement on Form S-4 to be filed with the SEC in connection with the transaction and other documents filed by CM Life Sciences III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and EQRx and CM Life Sciences III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither EQRx nor CM Life Sciences III gives any assurance that either EQRx or CM Life Sciences III or the combined company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, CM Life Sciences III intends to file a registration statement on Form S-4 with the SEC including the preliminary proxy statement/prospectus. The definitive proxy statement/prospectus will be sent to the stockholders of CM Life Sciences III. CM Life Sciences III and EQRx also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CM Life Sciences III are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CM Life Sciences III and EQRx through the website maintained by the SEC at www.sec.gov.

The documents filed by CM Life Sciences III with the SEC also may be obtained free of charge at CM Life Sciences III’s website at https://iii.cmlifesciencesspac.com/ or upon written request to CM Life Sciences III, c/o Corvex Management, 667 Madison Ave, New York, NY 10065.

Participants in Solicitation

CM Life Sciences III and EQRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CM Life Sciences III’s stockholders in connection with the proposed transaction. Information about CM Life Sciences III’s directors and executive officers and their ownership of CM Life Sciences III’s securities is set forth in CM Life Sciences III’s filings with the SEC. To the extent that holdings of CM Life Sciences III’s securities have changed since the amounts printed in CM Life Sciences III’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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